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SEC FILE NUMBER
8-68947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Metronome Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 W. Madison, Suite 2040
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Rosenkranz	(312) 239 - 1612	jrosenkranz@metronomepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff A. Rosenkranz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Metronome Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARLA EILEEN SALCITO
Notary Public - State of Florida
Commission # HH 308162
My Comm. Expires Oct 18, 2026
Bonded through National Notary Assn.

Signature: Jeff A. Rosenkranz

Title: Managing Partner

Carla Salcito 2/22/23

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Metronome Securities, LLC

Financial Statements
As of and for the Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

METRONOME

SECURITIES LLC

Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Metronome Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Metronome Securities, LLC (the "Company") as of December 31, 2022, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

February 24, 2023
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

METRONOME SECURITIES LLC

Metronome Securities, LLC

Statement of Financial Condition
As of December 31, 2022

Assets		
Cash	$	818,765
Prepaid Expenses		1,232
Retirement Plan Assets, Net		52,892
Total assets	$	872,889
Liabilities and Members' Equity		
Liabilities		
Accrued Retirement Plan Contributions	$	285,432
Due to related party		204,967
Total Liabilities		490,399
Members' equity	$	382,490
Total Liabilities and Members' Equity	$	872,889

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Metronome Securities, LLC (the “Company”) began operations on July 13, 2011 and is a registered securities broker and dealer with the Securities and Exchange Commission (“SEC”) and a member of the Financial Industry Regulatory Authority (“FINRA”) since April 25, 2012 operating in the United States of America. The Company was organized to sell securities and shall have a perpetual existence, unless otherwise terminated as provided in the Operating Agreement. The Company has a single class of members. As a limited liability company, the members’ liability is limited to their investment.

A summary of the Company's significant accounting policies follows:

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Cash: The Company maintains its bank account at a high credit quality financial institution. At times, the balance may exceed federally insured limits.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company’s progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenue.

The Company recognizes investment banking revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

Income taxes: The Company has elected under the Internal Revenue Code to be taxed as a partnership. As such, the members of the limited liability company are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision for income taxes has been included in the accompanying financial statements. The Company’s net income or loss is allocated among the members in accordance with the Operating Agreement.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income Taxes (continued):

Under the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note 2. Related-Party Transactions

The Company has entered into an agreement with Metronome Partners, LLC ("Metronome Partners"), a sister company, whereby Metronome Partners has agreed to pay all overhead and operating expenses of the Company, other than certain specifically identifiable expenses of the Company, including but not limited to regulatory expenses and professional fees. Metronome Partners is entitled to make a claim for the Company's proportionate share of office space, personnel costs, and other expenses incurred on behalf of the Company. For the year ended December 31, 2022 the amount expensed by the Company under the expense sharing agreement was approximately $2,202,989. The due to related party within the accompanying statement of financial condition arose from this agreement.

The ongoing operation of the Company is economically dependent on its ability to enter into contracts referred to it by Metronome Partners.

Financial position and results of operations could have differed from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 3. Concentrations

Approximately 95% of investment banking revenues for the year ended December 31, 2022, were earned from six customers.

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. On December 31, 2022, the Company had net capital of $328,366 which was $295,673 in excess of its required minimum net capital of $32,693. The Company's ratio of aggregate indebtedness to net capital was 1.49 to 1.00.

Note 5. Subsequent Events

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.

Note 6. Retirement Plan

The Company is a participating employer in a cash balance retirement plan that covers certain personnel of the sister company, Metronome Partners, whose compensation is partially allocated to the Company as

described in Note 2. The Company and Metronome Partners are both participating employers in the plan. The plan is considered to be held jointly by the Company and Metronome Partners, thus half of all plan assets and liabilities are recorded by the Company. The amount expensed related to this plan in the accompanying statement of operations for 2022 is approximately $200,000. The gain or loss pertaining to the change in the fair value of plan assets and present value of vested benefits is reflected in other comprehensive income or loss within the accompanying statement of operations.

The plan's funded status allocable to the Company on December 31, 2022, is as follows:

Assets at fair value	$	1,245,103
Overfunded benefit obligation		(52,892)
Vested Benefits	$	1,192,211

The unit credit funding method was used as prescribed by the Pension Protection Act. This method sets the funding target equal to the present value of accrued benefits and sets the normal cost equal to the present value of the benefit accrued in the current year. The cash balance projected interest crediting rate is 4%.

The plan does not expect to pay any benefits during the next five fiscal years.

The Company additionally has a 401K plan. The amount of employer contributions expensed by the Company in the accompanying statement of operations related to the 401K plan for 2022 is approximately $171,950.

Note 7. Fair Value Measurement

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2: Inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Note 7. Fair Value Measurement (continued)

Level 3: Unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for the cash balance retirement plan assets measured at fair value as of December 31, 2022.

	Fair Value Measurements 12/31/2022	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Cash and cash equivalents	$ 1,043	$ 1,043	$ -	$ -
Mutual funds, fixed income	694,239	-	694,239	-
Mutual funds, equities	549,821	-	549,821	-
	$ 1,245,103	$ 1,043	$ 1,244,060	$

Note 8. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress on December 31, 2022.